February 11, 2010

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mellissa Campbell Duru, Special Counsel, Office of Mergers & Acquisitions

Re:	Show Me Ethanol, LLC
Schedule 13E-3
File No. 005-848900

Preliminary Proxy Statement on Schedule 14A
File No. 000-52614

Madam:

This letter on behalf of Show Me Ethanol, LLC (the “Company”) is in response to the oral comment from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) communicated in a telephone message on December 24, 2009, regarding the above-referenced filings.

This letter sets forth the comment of the Staff conveyed in the telephone message and sets forth the Company’s response.  In response to the Staff’s oral comment, the Company has filed today with the SEC the second amendment to its Preliminary Proxy Statement on Form 14A and Schedule 13E-3/A-2.

1.	The opinion of counsel supplied by Collins & Jones PC should clarify the law firm’s eligibility to practice Missouri law.

In response to the Staff”s comment, attached hereto as Exhibit A, is a new opinion of counsel that affirmatively declares that Collins & Jones PC is licensed to practice law in the state of Missouri.  The added statement that Collins & Jones PC “is a member of the Missouri State Bar” appears at the bottom of the first page of their opinion.

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The Company acknowledges the following:

It is responsible for the adequacy and accuracy of the disclosure in the filings;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We appreciate the Staff’s continued review and look forward to hearing from you.

If you require any additional information on these issues, or if we can provide you with any other information which will facilitate your continued review, please advise us at your earliest convenience.

/s/  Mr. Richard A. Hanson,
General Manager of Show Me Ethanol, LLC

cc:        Mr. Paul M. William, Bryan Cave LLP

Exhibit A
COLLINS & JONES, P.C.

Attorneys and Counselors

430 Market Street
PO Box 551
Osceola, Missouri 64776

February 10, 2010

Board of Managers
Show Me Ethanol, LLC
26530 Highway 24 East
Carrollton, Missouri 64633

Ladies and Gentlemen:

We have acted as special counsel to Show Me Ethanol, LLC, a Missouri limited liability company (the “Company”), in connection with certain Missouri law aspects of proposed amendments (the “Amendments”) to the Operating Agreement of the Company.  If adopted, the Amendments would, among other things, create a new class of ownership interests in the Company, entitled Class A-1 Units (the “Class A-1 Units”), and the reclassification (the “Reclassification”) of certain of the Company’s outstanding Class A Units (“Class A Units) into Class A-1 Units.  Upon consummation of the Reclassification, the number of holders of Class A Units would be reduced to fewer than 300 and the number of holders of Class A-1 Units would be less than 500.

In our capacity as special counsel to the Company and in connection with the Reclassification, we have been asked to deliver our opinion as to whether the Class A Units and the Class A-1 Units will be separate classes of securities under Missouri law after the Reclassification.

We have reviewed the following documents:

1.	The Company’s Articles of Organization;

2.	The Company’s Operating Agreement, dated as of January 24, 2006, including its exhibits and all amendments thereto (the “Operating Agreement”); and

3.
The form of the First Amended and Restated Operating Agreement (the “Restated Operating Agreement”) as filed as an exhibit to the Company’s preliminary proxy statement filed with the United States Securities and Exchange Commission on the date hereof under cover of Amendment No.1 to Schedule 14A (the “Proxy Statement”).

We have also reviewed the applicable provisions of the Missouri Limited Liability Company Act (the “Act”) and such other documents as we have deemed appropriate as a basis for the opinions hereinafter set forth.  We are members of the Missouri State Bar and express no opinion as to the laws of any jurisdiction other than the applicable laws of the United States of America and laws of the State of Missouri as set forth in the Act.

As to matters governed by the laws specified in the foregoing sentence, we have relied exclusively on the latest standard compilations of such statutes and laws as reproduced in commonly accepted unofficial publications available to us.  As to all matters of fact, we have relied on officers of the Company.

The Company’s Capital Structure

The Company is a limited liability company organized under the Act.  The operation of the Company and the rights and restrictions applicable to its members are set forth in the Operating Agreement.  Subject to the terms of the Operating Agreement, the provisions of the Operating Agreement can be amended by a vote of the Company’s members.  Management of the Company is vested in its managers.

Under the Operating Agreement, the Company’s current capital structure consists of three classes of ownership interests, the Class A Units, the Class B Units and the Class C Units.  The three classes have substantially similar rights other than that each class is entitled to elect a certain number of the Company’s managers.

After giving effect to the Amendment and the Reclassification, the Company’s Class A Units and Class A-1 Units will have the following rights, preferences and privileges:

Provision	Class A Units	Class A-1 Units
Voting Rights	Holders of Class A Units will be entitled to vote on all matters that require the approval of the Company’s members, including the election of managers.
Holders of Class A-1 Units will not have any voting rights, except with respect to proposals relating to the sale of substantially all of the assets of the Company, the consolidation, merger or dissolution of the Company, and amendments to the Restated Operating Agreement.

Transferability
The managers of the Company may disallow a transfer of Class A Units if the transfer would (i) result in 300 or more holders of record of Class A Units or such other number as required to maintain the suspension of the Company’s reporting obligations or (ii) cause the Company to be treated as a publicly traded partnership.

The managers of the Company may disallow a transfer of Class A-1 Units if the transfer would (i) result in 500 or more holders of record of Class A- 1 Units or such other number as required to maintain the suspension of the Company’s reporting obligations or (ii) cause the Company to be treated as a publicly traded partnership.

Provision	Class A Units	Class A-1 Units
Election of Managers	Holders of Class A Units may, collectively, elect seven managers of the Company.
Holders of Class A-1 Units are not entitled to vote to elect managers of the Company.
At least four of the managers elected by the holders of Class A Units must be holders of record of Class A-1 Units.

Removal of Managers	Holders of Class A Units may remove managers of the Company elected by the holders of Class A Units, with or without cause.	Holders of Class A-1 Units may not remove managers.
Distributions	Holders of the Company’s outstanding membership units (of all classes) are entitled to receive distributions from the Company on a pro rata basis.
Holders of the Company’s outstanding membership units (of all classes) are entitled to receive distributions from the Company on a pro rata basis.
The managers of the Company may declare distributions solely to the holders of Class A-1 Units without any obligation to declare distributions to the holders of Class A Units, up to a maximum cumulative distribution of $1,000,000 to all holders, as a class, of Class A-1 Units.

Dissolution	Holders of the Company’s outstanding membership units (of all classes) are entitled to receive distributions of the Company’s assets upon the Company’s dissolution on a pro rata basis.
Holders of the Company’s outstanding membership units (of all classes) are entitled to receive distributions of the Company’s assets upon the Company’s dissolution on a pro rata basis.
The managers of the Company may allocate additional liquidation distributions solely to the holders of the Class A-1 Units without any obligation to allocate liquidation distributions to the holders of Class A Units, up to a maximum cumulative additional liquidation distribution of $1,000,000 to all holders, as a class, of Class A-1 Units.

Relevant Provisions of the Act

As the Company is organized as a limited liability company under the Act, the Act governs the determination of whether the Class A Units and the Class A-1 Units are separate classes of securities under Missouri law.  Section 347.081.1 of the Act provides that:

The operating agreement may contain any provision, not inconsistent with law, relating to . . . the rights, powers and duties of its members . . . including:

(2) Providing for classes or groups of members having various rights, powers and duties, and providing for the future creation of additional classes of groups of members having relative rights, powers, and duties superior or equal to existing classes and groups of members;

(3) The exercise or division of management or voting rights among different classes or groups of members . . . .

We are not aware, after reasonable inquiry, of any Missouri case or attorney general’s opinion that has interpreted Section 347.081.1 of the Act.  However, under the plain meaning of the statute, if an operating agreement provides for classes or groups of members, then those classes or groups of members will have such relative rights, powers and duties as the operating agreement may provide.  In the Company’s case, the Restated Operating Agreement expressly creates separate and distinct Class A Units and Class A-1 Units, each of which has substantially different voting, distribution and liquidation rights.  Accordingly, under the Act the Company has created two separate classes of ownership units (in addition to the Class B Units and the Class C Units), designated as Class A Units and Class A-1 Units, respectively.  The Act does not require that distinct classes of ownership units contain any particular relative rights, powers and duties.  Rather, the Act simply requires that if there are separate classes of ownership interests the operating agreement of the limited liability company provide for them and specify their relative rights, powers and duties.

Opinion

Under the Act, a limited liability company may authorize one or more classes of ownership interests having such relative rights, powers and duties as the operating agreement may provide.  The Company’s Restated Operating Agreement provides for the issuance in the Reclassification of distinct Class A Units and Class A-1 Units, having substantially different relative rights, powers and duties.  In our opinion, following the Reclassification, the Class A Units and the Class A-1 Units will represent two separate and distinct classes of securities of the Company under Missouri law, and should be treated as separate classes of stock for purposes of the registration requirements of Section 12 of the Securities Exchange Act of 1934, as amended.

This opinion may not be relied on by, nor quoted in whole or in part to, anyone other the addressee, without, in each case, our prior written consent.  The opinions expressed herein are given as of the date hereof and we assume no responsibility to supplement this opinion at any later date or to consider its applicability or correctness to any person other than addressee, or to take into account changes in law, facts or any other development of which we may later become aware.

Very truly yours,

/s/Collins & Jones, P.C.